Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Enters into Definitive Merger Agreement for Going Private Transaction

SHENZHEN, China, March 16, 2016 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), a leading retail drugstore chain in China based on the number of directly operated stores, announced today that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with China Neptunus Drugstore Holding Ltd. (“Parent”) and Neptunus Global Limited (“Merger Sub”), a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent will acquire the Company for a cash consideration equal to US$1.31 per ordinary share of the Company (each, a “Share”) or US$2.62 per American depositary share of the Company, on the basis that one American depositary share shall represent two Shares (each, an “ADS”), in a transaction implying Company’s enterprise value at approximately US$258,655,491.4 million, based on the total Shares issued and outstanding (including Shares represented by ADSs) on a fully diluted basis. This amount represents a premium of 19.1% over the Company’s closing price of US$2.2 per ADS on July 2, 2015, the last trading day prior to July 6, 2015, the date that the Company announced it had received a “going-private” proposal.

Immediately following the consummation of the merger, Parent will be beneficially owned by Mr. Simin Zhang, chairman of the board of directors of the Company (the “Buyer”). As of the date of the Merger Agreement, the Buyer beneficially owns approximately 79.5% of the outstanding Shares of the Company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, and each of the Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$1.31 per Share or US$2.62 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Shares held by the Company’s direct or indirect wholly owned subsidiaries, (ii) Shares (including Shares represented by ADSs) beneficially owned by Parent, Merger Sub or their affiliates, in each case, immediately prior to the effective time of the merger (which Shares described in (i) and (ii) will be cancelled at the effective time of the merger and no consideration or distribution shall be delivered with respect thereto), and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the merger for the right to receive the appraised fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or the Buyer or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer with the assistance of its independent financial and legal advisors.

The merger which is currently expected to close during the third quarter of 2016, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders.

The Buyer intends to fund the merger with the proceeds from a committed loan facility in an amount of up to RMB360,000,000 (or equivalent in U.S. Dollar) provided by Ping An Bank Co., Ltd., pursuant to a debt commitment letter entered into by and between Parent and Ping An Bank Co., Ltd..

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

Houlihan Lokey (China) Limited is serving as the financial advisor to the Special Committee, Shearman & Sterling LLP is serving as U.S. legal counsel to the Special Committee, and Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee.

Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal counsel to the Buyer, and Mourant Ozannes is serving as Cayman Islands legal counsel to the Buyer.

Additional Information about the Merger

In connection with the proposed merger, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

China Nepstar Chain Drugstore Ltd.

25F, Neptunus Yinhe Keji Building,

No.1, Kejizhong 3rd Road, Nanshan District, Shenzhen

Guangdong Province, 518057, People's Republic of China

Telephone: +86-755- 2641-4065

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the proposed merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed merger proceed.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of September 30, 2015, the Company had 1,965 directly operated stores across 71 cities, one headquarter distribution center and 14 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

For more information, please contact:

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn